PROSPECTUS Dated March 26, 1998                   Pricing Supplement No. 57 to
PROSPECTUS SUPPLEMENT                     Registration Statement No. 333-46935
Dated April 6, 1998                                    Dated February 25, 1999
                                                                Rule 424(b)(3)
                     Morgan Stanley Dean Witter & Co.
                    GLOBAL MEDIUM-TERM NOTES, SERIES D
              Euro Floating Rate Senior Bearer Notes Due 2002

                               ------------

               We may not redeem these Global Medium-Term Notes, Series D (Euro Floating Rate Senior Bearer Notes Due 2002) prior to the Maturity Date other than under the circumstances described under "Description of Notes--Tax Redemption" in the accompanying Prospectus Supplement.

               We will issue the notes only in bearer form, which form is further described under "Description of Notes--Forms, Denominations, Exchange and Transfer" in the accompanying Prospectus Supplement. You may not exchange notes in bearer form at any time for notes in registered form.

               Application has been made to the London Stock Exchange Limited for the notes to be admitted on the Official List.

               We describe the basic features of this type of note in the section called "Description of Notes--Floating Rate Notes" in the accompanying Prospectus Supplement, subject to and as modified by the provisions described below.


Principal Amount:        Euro 132,500,000

Maturity Date:           March 4, 2002; provided that if such day is not a
                         Business Day, the payment of principal and interest due on such date will be made on the next succeeding day that is a Business Day, and no interest shall accrue for the period from and after the Maturity Date.

Settlement and Issue
  Date:                  March 4, 1999

Interest Accrual Date:   March 4, 1999

Issue Price:             100%

Specified Currency:      Euro

Redemption Percentage
  at Maturity:           100%

Base Rate:               EURIBOR (on an actual/360 day count basis).
                         See "Other provisions -- 1 Month EURIBOR" below.

Spread (Plus or Minus):  Plus 0.25% per annum

Spread Multiplier:       N/A

Alternate Rate Event
  Spread:                N/A

Index Currency:          N/A

Interest Determination
  Dates: The second TARGET Settlement Day immediately preceding each Interest Reset Date

Initial Interest Rate:   To be determined two TARGET Settlement Days prior
                         to the date of issuance.

Index Maturity:          1 Month

Maximum Interest Rate:   8.25% per annum

Minimum Interest Rate:   N/A

Initial Redemption Date: N/A

Initial Redemption
  Percentage:            N/A

Annual Redemption
  Percentage Reduction:  N/A

Optional Repayment
  Date(s):               N/A

Interest Payment Dates:  The fourth day of each month, commencing April
                         4, 1999 (each an "Interest Payment Date");
                         provided that if any such day (other than the Maturity Date) is not a Business Day, such Interest Payment Date will be the next succeeding day that is a Business Day, unless such succeeding Business Day falls in the next succeeding calendar month, in which case such Interest Payment Date will be the immediately preceding day that is a Business Day

Interest Payment Period: Monthly

Interest Reset Dates:    Each Interest Payment Date

Interest Reset Periods:  The period from and including an Interest Reset
                         Date to but excluding the immediately succeeding Interest Reset Date.

Calculation Agent:       The Chase Manhattan Bank (London Branch)

                                                      (continued on next page)

Capitalized terms not defined above have the meanings given to such terms in the accompanying Prospectus Supplement.

                        MORGAN STANLEY DEAN WITTER

ABN AMRO                                        COMMERZBANK AKTIENGESELLSCHAFT



(continued from previous page)


Initial Interest Reset
  Date: April 4, 1999; provided that if such day is not a Business Day, such Initial Interest Reset Date will be the next succeeding day that is a Business Day, unless such succeeding Business Day falls in the next succeeding calendar month, in which case such Initial Interest Reset Date will be the immediately preceding day that is a Business Day.

Denominations:           Euro 100,000

Common Code:             9534440

ISIN:                    XS0095344403

Reporting Service:       Telerate 248

Other Provisions:

      1 Month EURIBOR: The rate for deposits in euros for a period of one month which appears on Telerate Page 248 as of 11:00 A.M. (Brussels time) on each Interest Determination Date. If no such rate appears, the Calculation Agent will request the principal Euro-zone office of each of four major banks in the Euro-zone interbank market, as selected by the Calculation Agent (after consultation with us), to provide the Calculation Agent with its offered rate for deposits in euros, at approximately 11:00 A.M. (Brussels time) on such Interest Determination Date, to prime banks in the Euro-zone interbank market for a period of one month commencing on the applicable Interest Reset Date, and in a principal amount not less than the equivalent of U.S.$1 million in euro that is representative of a single transaction in euro, in such market at such time. If at least two such quotations are provided, 1 Month EURIBOR will be the arithmetic mean of such quotations. If fewer than two quotations are provided, 1 Month EURIBOR will be the arithmetic mean of the rates quoted by major banks in the Euro-zone, as selected by the Calculation Agent (after consultation with us), at approximately 11:00 A.M. (Brussels time), on the applicable Interest Reset Date for loans in euro to leading European banks for a period of one month commencing on that Interest Reset Date in a principal amount not less than the equivalent of U.S.$1 million in euro.

      EURIBOR: The rate for deposits in euros designated as such and sponsored jointly by the European Banking Federation and ACI - The Financial Market Association (or any company established by the joint sponsors for purposes of compiling and publishing such rates).

      Business Day: Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banking institutions are authorized or required by law or regulation to close in The City of New York or in The City of London and which is a TARGET Settlement Day.

      TARGET Settlement Day: Any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open.

      Euro-zone: The region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty.

United States Federal Income Taxation:

      The Internal Revenue Service Restructuring and Reform Act of 1998 eliminated the 18-month holding period requirement for certain individual taxpayers to qualify for the lowest tax rate for capital gain. The minimum holding period required to qualify for the lowest tax rate currently is 12 months. In addition, the effective date of the New Regulations (as defined in "United States Federal Taxation -- Backup Withholding" in the accompanying Prospectus Supplement) has been changed so that the New Regulations will apply to payments made after December 31, 1999. Lastly, the definition of "Foreign Holder" (as defined in "United States Federal Taxation" in the accompanying Prospectus Supplement) has been amended so that, with respect to a corporation or partnership, Foreign Holder includes a corporation, partnership or other entity that was not created or organized in or under the laws of the United States, any State thereof or the District of Columbia.

Limitations on Issuance of Bearer Securities and Bearer Debt Warrants:

      The definition of "United States person" (as defined in "Limitations on Issuance of Bearer Securities and Bearer Debt Warrants" in the accompanying Prospectus) has been amended so that, with respect to a corporation or partnership, United States person includes a corporation, partnership or other entity that was created or organized in or under the laws of the United States, any State thereof or the District of Columbia.

Plan of Distribution:

      On February 25, 1999, we agreed to sell to the managers listed in this Pricing Supplement, and they severally agreed to purchase, the principal amount of notes set forth opposite their respective names below at a net price of 99.80% (the "Purchase Price"). The Purchase Price equals the stated Issue Price of 100% less a selling concession of 0.05% and a combined management and underwriting commission of 0.15% of the principal amount of these notes.


                                                      Principal Amount of
                      Name                                   Notes
                      ----                            -------------------
Morgan Stanley & Co. International Limited.......       Euro 130,500,000
ABN AMRO Bank N.V................................              1,000,000
Commerzbank Aktiengesellschaft...................              1,000,000
                                                        ----------------
     Total.......................................       Euro 132,500,000
                                                        ================